EXHIBIT 99.1

OREZONE

OREZONE RESOURCES INC.

ANNUAL INFORMATION FORM

For the Fiscal Year Ended
December 31, 2002

May 18, 2003

GLOSSARY OF MINING TERMS

Air Photo Imagery	Photographs taken from an airplane that are used to interpret geological information on the ground.

Airborne Magnetics	An airborne survey that measures the earth's magnetic field. Used to interpret geological information on the ground.

gAu/t	Grams of gold per tonne. Metric term for concentration of gold(Au) in grams per tonne.

fault trend	The direction of a geological break (fault) on the ground.

IP	Induced polarization. A geophysical survey that measures the ground's ability to hold an electrical current. This generally reflects the amount of sulphide minerals in the ground.

Landsat Satellite Imagery	Satellite images of the ground using up to eight different light frequencies. Images are used to interpret geological conditions on the ground.

Orpaillage site	Local artisanal site where people extract gold by traditional means.

RAB Drilling	Rotary Air Blast drilling.

RC drilling	Reverse Circulation drilling.

Satellite Radar Imagery	Images taken of the ground from a circumnavigational satellite. Uses radar technology that gives a high resolution, cloud free image.

Currency

All dollar amounts referred to herein are in Canadian dollars, unless otherwise noted.

Special Note Regarding Forward Looking-Statements

Included in this Annual Information Form are certain forward-looking statements with respect to Orezone Resources Inc. (“Orezone” or the “Corporation”). These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “anticipate, believe, forecast and expect” and similar words. These forward-looking statements by their nature necessarily involve risk and uncertainties that could cause the actual results to differ materially from those contemplated by such statements, including the factors set out below under the heading “Risk Factors”. If any of these risks or uncertainties were to materialize, or if assumptions underlying the forward-looking statements of management were to prove incorrect, actual results of the Corporation could vary materially from those that are expressed or implied by these forward-looking statements.

ITEM 2:  CORPORATE STRUCTURE

2.1	Name and Incorporation

Orezone is a Canadian corporation engaged in the investigation, acquisition, exploration and development of mineral properties. The Corporation was incorporated under the Canada Business Corporations Act by articles of incorporation dated September 22, 1989, under the name Garde, Société d’exploration minière inc.

        By articles of amendment dated November 30, 1995, the Corporation changed its name to Orezone Resources Inc./Ressources Orezone Inc. and the outstanding class “A” shares of the Corporation (the “Shares”) were consolidated on a five (5)-for-one (1) basis.

In November, 1999 the shares of the Corporation commenced trading on The Toronto Stock Exchange under the symbol “ORZ”. The registered and principal office of the Corporation is located at 174 Cobourg Street, Suite 201, Ottawa, Ontario, K1N 8H5. The Corporation has a field office in the city of Ouagadougou in Burkina Faso, West Africa.

2.2	Intercorporate Relationships

The Corporation has two wholly-owned subsidiaries. Orezone Inc., which was incorporated under the laws of the British Virgin Islands by Memorandum and Articles of Association dated May 15, 2002. As well, Orezone Resources acquired 100% ownership of Channel Mining Barbados Company Ltd on March 10, 2003.

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Over the past three years the Corporation has been active in the investigation, acquisition, exploration and development of mineral properties. The Corporation’s primary focus over this period of time has been on gold properties in West Africa, particularly in Burkina Faso. A secondary focus has been on diamonds, base metals and precious metals in Canada.

The most advanced projects of the Corporation are the Essakan Property, Golden Hill Property and the Sega Property, all of which are located in Burkina Faso. The Essakan Property was acquired through a business combination Agreement with Coronation International Mining Corp in July of 2002. The Corporation has spent a total of $2,139,371 on exploration of the Golden Hill Property since 1996. The Corporation acquired a 100% interest in the Seguenega Property in 2001 by issuing Repadre Capital Corporation (“Repadre”) 200,000 Shares.

3.2	Significant Acquisitions and Significant Dispositions

On March 5, 2002, the Corporation signed a letter of agreement with Coronation International Mining Corporation (“CIMC”), a corporation existing under the laws of the British Virgin Islands and based in London, England, under which the two companies agreed to form a business combination. On July 19, 2002, Orezone Resources Inc. completed a business combination with CIMC. Under the terms of the business combination agreement, CIMC merged with Orezone Inc., a wholly-owned subsidiary.

Pursuant to the merger, Orezone Resources Inc. issued a total of 21,497,862 class “A” shares for all of the outstanding 30,856,699 ordinary shares of CIMC. The Corporation issued a further 12,614,525 Class “A” shares, as well as a note in the amount of $572,095 (this note was repaid in full by the Corporation on July 24, 2202), in satisfaction of certain debts of CIMC. In addition, 3,747,040 outstanding share purchase warrants of CIMC were converted into 2,610,535 share purchase warrants of Orezone Resources Inc. The Corporation also assumed $1,483,534 in liabilities owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. Following the completion of the merger, Orezone Resources Inc. completed a $2.5 million equity financing.

The Company acquired 100% interest in the principal resource property of CIMC. The Essakan group of six permits (the “Essakan Property”) located in the northeast of Burkina Faso, covering approximately 1,500 square kilometers. As part of the business combination, this property is subject to an earn in by Gold Fields Limited upon expenditure of USD $8,000,000 before a five year period has elapsed.

CIMC owned a company called Coronation Sociète Minière Burkina SARL which held two exploration concessions, the Sebedougou and Gueguerre. This company has been transferred to Orzone Inc. effective July 19, 2002.

CIMC owned three subsidiaries in Benin. Each of these companies holds an exploration property in Benin. It is the intention of Orezone Resources to either sell these subsidiaries and properties if an interested party is found or simply to unwind the companies. It is not anticipated that the unwinding of these companies would be costly. At present, there is a tentative agreement whereby Orezone will transfer the properties to a third party and retain a 3% NSR on the properties.

As noted above, CIMC is an exploration company that is well established in Burkina Faso. Orezone also has several advanced gold projects in Burkina Faso, both Orezone and CIMC have been active in the area of mineral exploration for several years. The companies have complimentary strengths and a substantial asset base that should assist to accelerate the growth of the combined company.

There have been no written indications of any public takeover offers by third parties in respect of the company’s shares or by the company in respect of other companies’ shares which have occurred during the last and current financial year with the exception of the Coronation business combination.

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

4.1	General

Business of the Corporation

The principal business of the Corporation is to engage in the investigation, acquisition, exploration and development of mineral properties. The Corporation commits its own resources to the initial evaluation of mineral properties, and in select situations if, and when warranted, the Corporation will enter into joint ventures with other businesses to continue the development of such properties. In the course of its activities, the Corporation may enter into different types of agreements common in the mineral resource industry, such as purchase agreements or option agreements to purchase mineral properties. The Corporation is the operator of all of its current option agreements and properties optioned to other parties.

Currently, the Corporation’s principal exploration activities focus on gold properties in Burkina Faso. The Corporation has a secondary focus on diamonds, base metals and precious metals in Canada.

The Corporation strives to be the operator on each of the exploration programs in which it participates. These operations are subject to environmental regulation in the various jurisdictions in which exploration programs are conducted. Environmental legislation is evolving in a manner that sets strict standards for compliance and sets increased fines and penalties for non-compliance. As well, environmental legislation is increasingly enforced, and usually requires stringent environmental assessments of proposed projects and an increased degree of responsibility on the part of companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not affect the Corporation’s operations. Environmental hazards may exist that have been caused by previous or existing owners or operators of properties in which the Corporation has an interest. Management strives to ensure full compliance at all times with the environmental legislation in the jurisdictions in which it holds an interest in properties or in which it is carrying out exploration activities.

As at May 15, 2003, the Corporation had no employees. All officers, directors and management of the Corporation work as consultants. There are 8 individuals who are compensated by the Corporation with consulting fees on a regular basis.

Risk Factors

The financial performance of the Corporation is subject to a degree of uncertainty as a consequence of certain characteristics of the Corporation’s operations and industry that may have a material impact upon, or constitute risk factors in respect of, the Corporation’s future financial performance, including without limitation the following factors:

1.     To date, the Corporation has not proven an economically viable mineral deposit, and there is no guarantee that the Corporation will ever discover a commercially mineable ore body that can be legally and economically exploited. There are a number of uncertainties inherent in any exploration and development program, including, without limitation, the location of economically viable mineral reserves and the receipt of necessary government permits.

2.     The Corporation’s most important assets are located in Burkina Faso, and mineral exploration activities in these countries may be affected by political stability and government regulations relating to the mineral exploration industry, including, without limitation, regulations relating to production, price controls, export controls, income taxes, expropriation of property, environmental protection and the renewal and regulation of mining exploration and prospecting permits. The Corporation cannot predict or control changes in regulations or political stability, and any such changes may materially adversely affect the Corporation’s business, operations and financial performance.

4.3	Mineral Projects

The following is a description of the current status of the mineral property interests of the Corporation.

Project	Country or Province	Size (sq. km)	Nature and Interest of the Corporation in the Property

Essakan Property	Burkina Faso(1)	1,500	100%(1) interest in the six exploration permits
			comprising the Essakan Property.

Sega Property	Burkina Faso(1)	400	100%(1) interest in an exploration permit.

Bondi Property	Burkina Faso(1)	340	Option to acquire a 100%(1) interest in an
			exploration permit.

Bombore Property	Burkina Faso(1)	2,100	100% in an exploration permit.

Golden Hill Property	Burkina Faso(1)	385	100%(1) interest in an exploration permit.

Sebedougou Property	Burkina Faso(1)	255	100%(1) interest in an exploration permit.

Kerboule Property	Burkina Faso(1)	404	75%(1) interest in an exploration permit, with
			an option to earn an additional 25% interest.

Project	Country or Province	Size (sq. km)	Nature and Interest of the Corporation in the Property

La Grande East Property	Quebec	6	100% interest in 13 mining exploration cells for
			604.7 hectares, subject to a 1% royalty.

La Grande Sud	Quebec	--	1% NSR on four permits and various claims,
			including La Grande Sud, all held by Virginia
			Gold Mines Inc.

Wemindji Property	Quebec	83	100% interest in 165 cells in two claim blocks,
			in which Patrician Diamonds Ltd. is earning up
			to a 70% interest subject completing a bankable
			feasibility study, subject to a 2% NSR to a
			third party.

WR Property	Ontario	89	Option to acquire a 50% interest in 42 claim
			blocks totalling 555 units, subject to a 1% NSR.

Monster Copper Property	Yukon Territory	71	Option to acquire a 50% interest in 285 claim
			units.

Notes: (1)	The government of Burkina Faso holds a standard 10% carried interest in all exploitation (production) permits issued in Burkina Faso.

Essakan Property

The Essakan Property consists of six permits covering 1500 km2 located in the northeast of Burkina Faso, 330 kilometres by road from the capital, Ouagadougou. Gold-bearing quartz veins have been mined by artisans on the Essakan property since 1984. State records indicate that in the late 1980‘s and early 1990‘s the artisans produced some 500 kilograms of gold a year. BHP Billiton Limited conducted a program of trenching, drilling and mapping on the Essakan property in 1995. Coronation International Mining Corporation acquired the Essakan property in May 2000 and entered into an agreement with Ranger Minerals Ltd. Ranger conducted a major drilling program on the Essakan orebody and produced a measured and indicated reserve of 1.3 million ounces at 2.1 gAu/t and an inferred resource of 30 ounces at 1.8 gAu/t. Orezone acquired the Essakan property through the merger with CIMC in 2002. Gold Fields Limited of South Africa is now earning to 50% by funding $US8 million in exploration and may earn to 60% by producing a bankable feasibility study. Orezone is the operator for the first $US2 million. As of December 31, 2002, the Corporation has spent CDN $483,992 on the property.

Sega (Seguenega) Property

The Sega (Seguenega) Property is 400 km² in size and is located in the northwest part of Burkina Faso, 200 kilometres north of Ouagadougou. The Corporation acquired a 100% interest in permit from Repadre/IAMgold less a 3% NSR royalty. Previous work at Sega by Repadre inferred a resource of 300,000 ounces at 2.8 gAu/t. Drilling undertaken by Orezone in the 4th quarter of 2002 returned results of 34m of 2.1 gAu/t in hole BKRC03 and 28m of 3.4 gAu/t in hole BKRC08 in a new zone. The company has spent $322,048 to date on the Sega project. Orezone plans to define this new zone with more drilling in 2003.

Bondi Property

The Bondi Property is 340 km² in size and is located in the Houndé greenstone belt in southwestern Burkina Faso. It lies directly south of the Golden Hill Property. The Corporation may earn a 60% interest in the exploration permit by spending US$600,000. The Corporation has spent $276,286 on the Bondi property to date. Exploration on the Bondi permit has indicated a major 2 km by 4 km gold in soil anomaly within a portion of the Tarkwaian sediments. Surface grab samples have returned values up to 13 gAu/t. Trenching and drilling are planned in 2003.

Bombore Property

The Bombore project covers an area of 2100 km² centred on the village of Mogtedo, approximately 80 km by paved highway east of Ouagadougou, Burkina Faso. Initial exploration work performed by Channel Resources with partners Solomon Resources and Placer Dome began at Bombore in early 1994 and continued through to 2000. Orezone Resources entered into an agreement with Channel to acquire up to 70% of the Bombore permit through exploration and producing a bankable feasibility study. The gold mineralization at Bombore is within the near surface oxide zone as is quite amenable to low cost heap leach extraction. Channel Resources produced a measured and indicated reserve of 471,000 ounces at 1.5 gAu/t and an inferred resource of 582,000 at 1.5 gAu/t within the Bombore First Target (BFT). The BFT consists of 6 zones that are within a 14 kilometre long mineralized envelope. Orezone plans to refine the higher grade zones within the BFT and will investigate other satellite targets on the permit.

Golden Hill (Intiédougou) Property

The Golden Hill (Intiédougou) Property is located in southwest Burkina Faso and is 385 km² in size. The Corporation has acquired 100% of the exploration permit. A total of CDN$2,139,371 has been spent on exploration of the property to date. A first diamond-drilling program, in December 1997, confirmed the presence of a major and well-mineralized syenite intrusive rock that is now designated the “A Zone” and “B Zone”. The “A zone” is an intrusive plug with dimension of 300m by 65m, dipping 55° to the east. The “B Zone” is a syenite dyke, 700m long and 10m wide. Subsequently the Peksou zone was discovered in 2000, which is again associated with syenite dyking. Results from hole IRC01-19 include 22 metres at 11.4 gAu/t. The global inferred resource at Golden Hill amounts to 157,000 ounces at 1.4 gAu/t.

Sebedougou Property

The Sebedougou Property is 255 km² in size and is located immediately north of the Corporation’s Golden Hill Property and 300 kilometres west of the capital city of Ouagadougou. The exploration permit is held 100% by Orezone. The Corporation has spent $328,797 to date. Previous work by international and local governments included extensive soil geochemistry for base metals and gold, as well as regional mapping and prospecting. Orezone’s exploration highlights at Sebedougou include 24m of 2.12 gAu/t from hole RCS99-07.

Kerboulé Property

The Kerboulé Property is 404 km² in size and is located in the northern part of Burkina Faso near the Mali border. It is approximately 250 kilometres north of the capital city, Ouagadougou. The Corporation acquired an interest in the exploration permit in April 1997 and now holds a 75% interest in the permit. The Corporation has spent over $1,055,882 on exploration of the property to date. The Inata shear zone is a northeast trending shear zone that transects the Kerboulé permit. The Inata gold prospect, found along this main shear, is the premier gold zone on Resolute’s Belahouro property and is located approximately 25 kilometres to the south-southwest. Highlights of exploration on Kerboulé include drill hole RCK99-04 that intersected 1.5 gAu/t over 130 metres, including 3.2 gAu/t over 30 metres and drill hole RCK99-58, which returned 56 metres of 2.5 gAu/t material. The global inferred resource at Kerboulé is 200,000 ounces at 1.3 gAu/t.

La Grande Property Interests, Quebec, Canada

The La Grande Property consists of the La Grande East block, which encloses 13 cells and covers 604.7 hectares. This property is situated 95 kilometres southeast of Radisson, in the James Bay area of Northern Quebec. The Company holds a 100% interest in the La Grande-East claims subject to 1% NSR royalty to Virginia Gold Mines Inc., a corporation existing under the laws of Quebec (“Virginia”), of which 0.5% may be bought back for $500,000. The Company hold 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometers in the La Grande area.

Wemindji Property, Quebec, Canada

The Wemindji property claims cover 165 cells in two claim blocks covering 8324.2 hectares. The claims are situated on the east side of James Bay, west of Highway #109 from Mattagami to Radisson. The village of Wemindji is approximately 30 kilometres to the south west of block A. The Company owns 100% of the Wemindji Group of claims subject to a 2% NSR royalty due to Majescor Resources Inc. of which 1% can be bought back for $1 million. The Corporation to date has spent CDN$41,619 on the property. Work on the property includes till sampling and processing for diamond indicator minerals.

Waxatike Property (WR), Ontario, Canada

The WR property is located 50 kilometres northwest of Kapuskasing, Ontario. It consists of 42 claim blocks, totalling 555 units and covers 89 km² in the townships of Hillmer,

McKnight, Burritt, Haney and Boyle. No previous work has been completed within the claim blocks. Northern Shield Resources Inc., a private company, holds a 100% interest in these claims, with the Company having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 before June 30, 2003. The Corporation has spent $266,644 to date on the Waxatike property, which includes airborne geophysics and sampling till for diamond indicator minerals.

Monster Copper Property, Yukon Territory, Canada

The Monster Copper property consists of 285 claims covering about 5,985 hectares, located 85 km north of Dawson City, Yukon. On February 21, 2002 the Company signed an option agreement with Monster Copper Resources Inc., in which the Company agrees to fund $1,200,000 in exploration expenditures prior to March 31, 2006 as consideration, in order to earn a 50% interest in the property. The Company has spent $100,000 on the property to date. The target is a large tonnage iron oxide, copper-gold deposit.

ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1	Annual Information

        The following selected consolidated financial information of the Corporation, as it relates to the financial years ended December 31, 2002, 2001 and 2000 is derived from the audited consolidated financial statements of the Company:

	2002	2001	2000

Total Revenues	$ 18,540	$ 16,554	$ 3,511

Net (loss)	(354,780)	(1,066,343)	(350,829)

Basic and diluted net (loss) per share	(0.01)	(0.05)	(0.02)

Total assets	$ 16,090,417	$ 4,692,014	$ 5,244,186

Total long-term financial liabilities	$ 1,185,862	$ 27,495	$ 27,495

5.2	Dividends

The Corporation’s current dividend policy is to not pay dividends and to retain future earnings to finance the growth and development of the Corporation’s business. The Corporation is not aware of any restriction that could prevent it from paying dividends in the future.

ITEM 6:  MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Cdn GAAP”). For a reconciliation to accounting principles generally accepted in the United States (“US GAAP”), see Note 17 to the attached consolidated financial statements.

Results of Activities

During the year ended December 31, 2002, the Company reported a net loss of $354,780 or ($0.01) per share for fiscal 2002 compared to a net loss of $1,066,343 or ($0.05) per share for 2001 and a net loss of $350,829 or ($0.02) per share for 2000. Expenses for the year were significantly higher at $444,305 compared to $193,788 in 2001 and $343,464 in 2000. In 2002, due to a write off of a mineral property, the Company recorded a gain of $70,985. The Company wrote off $889,109 in 2001 and $10,876 in 2000.

The company spent a total of $1,364,837 directly on exploration in 2002 as compared to $909,537 in 2001 and $871,008 in 2000. Joint Venture partner Gold Fields Limited reimbursed the company $478,850 for the Essakan properties in Burkina Faso. Patrician Diamonds reimbursed the company $24,113 for the Wemindji property and BHP Billiton Diamonds Inc. invested $5,000 in the WR property in Ontario.

At December 31, 2002 our working capital was $1,167,676 (current assets less current liabilities) compared to $100,875 in 2001 and $522,475 in 2000. During the year the company issued a total of 49,000,593 shares for a total value of $9,997,472 compared to 2,110,000 shares at a value of $249,700 in 2001 and 4,388,007 shares for a value of $966,642 in 2000.

Outlook

The company will continue to focus on its gold exploration activities primarily in West Africa. We have an exploration budget of more than $3.0 million for 2003 with an expected contribution by Gold Fields for $1.5 million. We will delineate our resources for production potential in the near future and test for new discoveries. With renewed interest in the gold sector, many of our advanced projects which are 100% Orezone, will certainly attract the interest of other partners. We plan to fund the exploration on our own projects while we hold the markets attention and can expect a multiple on shareholder value. We will consider joint venture opportunities if a project requires significant funding at levels we consider too dilutive as compared to its net asset value. We shall pursue the opportunities that allow us to focus on our best projects, increase our chances of success, minimize our capital dilution, and control our expenditures. We will endeavor to be both the operator and majority owner of each property. With this strategy we shall continue to investigate other acquisitions in the region that will build our critical mass.

Subsequent Event

On February 7, 2003, the Company agreed to sell, to Canaccord Capital Corporation, as principal, on a bought deal underwritten basis, 10.0 million units by way of private placement at a price of $0.40 per unit for gross proceeds of $4.0 million. In addition, the syndicate of underwriters (agents) led by Canaccord Capital Corporation and including Westwind Partners Inc. had an over allotment option, exercisable at any time until the closing date, to acquire up to an additional 2.5 million units for additional gross proceeds of $1.0 million. Each unit consisted of one common share and one half common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $0.60 per common share for 18 months from the closing date. The agents will receive 6.5% cash commission and agents’ warrants for common shares equal to 6.5% of the units sold under the offering. The agents’ warrants will be exercisable at a price of $0.40 per share for a period of 12 months from the closing date. The securities issued under the private placement are subject to a four month hold period from the closing date. The deal closed on February 24, 2003 with the over allotment option fully exercised.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, foreign exchange markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The company’s management is responsible for the preparation of the financial statements as well as the integrity and objectivity of the information contained in this annual report. The financial statements were audited by Raymond Chabot Grant Thornton, our independent auditors, in accordance with Canadian generally accepted auditing standards and include examination on a test basis and other procedures that permit them to express an opinion on the financial statements prepared by management.

The Board of Directors and it’s Audit Committee have reviewed in detail the financial statements with management and the independent auditors and discussed results before the submission to the Board of Directors for approval. The independent auditors were given unlimited access to the audit committee.

ITEM 7:  MARKET FOR SECURITIES

7.1	Market for Securities

        The Shares are listed on The Toronto Stock Exchange under the symbol “ORZ”. No other shares of the Corporation are listed on a stock exchange. As of the date hereof, there are 85,364,236 Shares of the Corporation issued and outstanding.

ITEM 8:  DIRECTORS AND OFFICERS

8.1	Name, Address, Occupation and Security Holding

The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their positions held with the Corporation and their principal occupations during the past five years and the number of Shares owned by them as of April 14, 2003:

Name and Municipality of Residence and Position with the Corporation	Position (date became an officer or director	Principal Occupation during past five years	Class A Shares beneficially owned or controlled

Ronald N. Little, PEng	President, Director	President, Director (1995) and	699,524
Ottawa, Ontario	(1995) and Chief	Chief Executive Officer (1995) of
	Executive Officer (1995)	the Corporation.

Robert Mason1, PhD. Kingston,	Executive Vice President,	President of Mason Exploration	54,500
Ontario	Geology and Director (1995)	Associates, Ltd. Director of
	(1995)	Amazonia Resources Inc.

David Netherway1,	Director (2002)	President and Chief Executive	10,000
Director		Officer Afcan Mining Corp. Past
Middlesex, United Kingdom		associations with Golden Shamrock
Mines Ltd., Ashanti, Gold Fields
Ltd., Nevsun Resources Ltd. And
Semafo Inc.

Michael Halvorson,	Director (1999-2002)	President of Halcorp Capital	772,705
Advisor	Nominated for Board of	Ltd., a finance consulting
Edmonton, Alberta	Directors (2003 AGM)	business.

Name and Municipality of Residence and Position with the Corporation	Position (date became an officer or director	Principal Occupation during past five years	Class A Shares beneficially owned or controlled

Suren Mirchandani	Director (2002)	Corporate Director of the	Nil
Director		Coronation Group of Companies.
West Afric

Jeff Ackert, BSc, North	Vice President	Vice President Exploration of the	98,039
Vice President Exploration	Exploration (1999)	Corporation.
North Gower, Ontario

Notes:
(1)     Member of the audit committee.
The Corporation’s directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,634,768 Shares representing 1.91% of the issued and outstanding Shares. In addition, the Corporation’s directors, officers, advisors and consultants as a group hold incentive stock options for the purchase of an aggregate of 3,726,450 additional Shares, which options are exercisable at prices between $0.20 and $0.50 per Share.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Management Information Circular prepared in connection with the Corporation’s Annual and Special Meeting of Shareholders to be held on June 5, 2003. Additional financial information is provided in the Corporation’s comparative financial statements for the fiscal year ending December 31, 2002. A copy of such documents may be obtained, upon request, from the Executive Vice President of the Corporation.

Upon request the Corporation will provide you with (i) one copy of the Corporation’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form, (ii) one copy of the Corporation’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year, (iii) one copy of the Management Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein.